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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 12, 2003

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SANPAOLO IMI
Press release

The Board of Directors has approved the results of the third quarter of 2003, which confirm the profit objectives in the Three-year Plan.

Net income was 786 million euro (+36.7%), with a flow of 345 million in third quarter, the highest since the beginning of the year: the organisational model adopted has allowed the Group to grow, even in conditions of uncertainty and market volatility.

Principal operating volumes improved on an annual basis:

  •
  operating income rose to 2,071 million euro (+13.5%) and the cost/income ratio improved (61.5% against 64.3% in the first nine months of 2002 and 61.9% in the first half of 2003)

  •
  net interest and other banking income rose to 5,663 million euro (+5.1%), thanks to net interest income (+2.6%) and net commissions (+6.5%)

  •
  ordinary income rose to 1,566 million euro (+67.7%)

  •
  loans to customers increased (+1.4%)

  •
  financial assets of customers grew (+4.2%); the positive trend in life technical reserves (+28%) continued

 Turin, 11 November 2003—The Board of Directors today approved the results of the SANPAOLO IMI Group for the first nine months of 2003, which show a positive development in the principal profit margins compared to the corresponding period of 2002.

In a still unstable market environment, characterised, above all in Europe, by the weakness in corporate investments and consumption, the Group achieved income before extraordinary items of 1,566 million euro (+67.7% compared to the corresponding period of 2002) and a net improvement in net interest and other banking income (+5.1%), thanks to growth in both net interest income (+2.6%) and net commissions (+6.5%) and in profits from financial transactions (+47.6%), showing less vulnerability to the fall in interest rates and volatility in the financial markets compared to 2002. Ordinary income also benefited from the constant attention to costs and high asset quality of the loan portfolio, in addition to the lively performance of the principal operating volumes.

Net income was 786 million euro (+36.7%), benefiting in the third quarter from a flow of 345 million euro, the highest since the beginning of the year. This result was achieved thanks to greater operating revenues.

The results are fully in line with the growth path set out in the 2003 budget and, also in the light of the current trend, allow confirmation of the objectives of the Three-year Plan: RoE of approximately 9% in 2003 and 15% in 2005 and, by that date, a cost/income ratio of 55%.

***

Group net interest and other banking income in the first nine months of 2003 was 5,663 million euro, thanks to the positive development in net interest income, to both the positive performance in commission revenues (+6.5%) and profits from financial transactions and dividends on shares (+47.6%).

Net interest income in the first nine months of 2003 was 2,889 million euro, continuing the reversal in trend compared to 2002: the increase of 2.6% against the same period of the previous year was largely due to the positive performance in lending and the improvement in the customer spread.

Net loans to customers were 123,4 billion euro, up 1.4% on an annual basis. The increase is substantially due to the development in medium- and long-term lending, up by 6.6% in the 12 months. This allowed compensation for the fall in short-term lending (-6.7%): in fact, on one side there was a reduction in corporate and institutional positions, on the other a good performance in retail financing (2.6 billion euro in mortgages by the domestic banking networks) and loans to public works and infrastructure (the total lent by Banca OPI at the end of the period was around 18.2 billion euro, up by 12.4% on the 12 months).

Group net commissions were 2.234 million euro, up 6.5% on the corresponding period of the previous year, with a quarterly flow of 806 million euro, the highest since the beginning of the year. This is the result of the good revenue performance in all sectors, with the exception of a modest fall (-0.9%) in asset management, where the reduction—an improvement compared to the—6.5% in the first six months—was due above all to the changed mix in customer financial assets, aimed towards low risk products as a result of the high market volatility. The good performances in securities dealing and securities and foreign currency custody (238 million euro, +20.8%) and deposits and current accounts (366 million euro, +15.5%) should also be noted.

Financial assets of customers at the end of September were approximately 376 billion euro, up 3.3% from the beginning of the year and 4.2% compared to the end of September 2002.

Direct deposits were approximately 134 billion euro down by 2.8% from the beginning of the year.

At the end of September the Group's domestic market shares were 10.8% in loans and 10.3% in direct deposits.

The stock of indirect deposits was 241.9 billion euro, up by 7% from the end of December and 8.5% on an annual basis, as a result of the positive development in both assets under management and under administration. The positive development in assets under management (+9.4% on an annual basis and +7.2% from the end of year) was due to both the net inflow through the distribution networks (7.8 billion euro), and revaluation of the amounts of assets under management. The stock of assets under management reached 148.1 billion euro at the end of September, with an incremental flow from the beginning of the year of almost 10 billion euro.

The SANPAOLO IMI Group, also thanks to a net flow of 3.7 billion euro, continues to hold the leading position in mutual funds in the domestic market, with a market share of 21.1%.

Life technical reserves confirmed the growth already shown in 2002 (+28% compared to the end of September 2002 and +19.9% from the beginning of the year): life products represented one of the leading products in asset management and one of the forms of investment preferred by customers. The net flow from the distribution networks in the first nine months was 4.6 billion euro and took life technical reserves to 32.6 billion euro.

Assets under administration amounted to 93.7 billion euro (+7.1% on an annual basis, 6.7% from the beginning of the year).

The first nine months also saw growth in profits from financial transactions and dividends on shares (+47.6% compared to the same period of 2002), which amounted to 344 million euro, more than two thirds coming from revenues generated by trading in securities, foreign currency and derivatives by Banca IMI and the Parent Bank.

Income of companies valued at net equity and dividends on shareholdings were 196 million euro (-18% on an annual basis). The result comes from the contrast between income of companies valued at net equity (+19.8%), an increase largely due to the good results of the insurance companies, and nonrecurring dividends on minority shareholdings paid to the Group in 2002.

Operating income in the first nine months was 2,071 million euro, up 13.5% on an annual basis, thanks also to attention to cost containment.

Administrative costs were 3,489 million euro (+0.7%), as a result of the contrasting movements between personnel costs (+1.4%), indirect duties and taxes (+5.7%) and other administrative costs (-1.3%). In particular, personnel costs (2,165 million euro) were affected by exogenous factors, such as the salary increases following the national collective employment contract (CCNL), in part counterbalanced by the efficiency recoveries achieved through personnel initiatives, down by 2.1% in average terms against the first nine months of 2002: as a result the cost/income ratio improved, from 64.3% to 61.5%, with a reduction of almost three percentage points compared to the first nine months of 2002.

Amortisation for merger goodwill and positive differences on consolidation and net equity accounting were 115 million euro, down 9.4% on the same period in the previous year, thanks to the completion, at the end of 2002, of the amortisation over ten years of the goodwill related to the incorporation of the ex Banca Provinciale Lombarda and ex Banco Lariano.

Provisions and net adjustments to loans and financial fixed assets were 390 million euro, against 764 million in the first nine months of 2002, with a reduction of 49%.

The figure includes 108 million euro in provisions for risks and charges, down 33.7% on an annual basis, thanks to both the redefinition of the regulations concerning subsidised mortgages, and the end of restructuring costs taken in 2002 for the integration of Fideuram and Banca Sanpaolo Invest.

In the first nine months of the year the Group recorded net recoveries in value of financial fixed assets of (+)14 million euro, compared to (-)264 million net adjustments relative to the corresponding period of the previous year, principally due to the significant appreciation of the Santander Central Hispano share price, with a recovery in value of 126 million euro. On the other hand, the shareholdings in H3G and Fiat led to the posting of a capital loss of respectively 74 and 10 million euro.

Net adjustments to loans and provisions for guarantees and commitments were 296 million euro (337 million euro at September 2002) adjusted in line with the net carrying amount of specific positions. The general reserve in the period, 74 million euro, of which 59 million in the third quarter, took the total amount to more than 1.1 billion euro, or 0.9% of the performing loan book; this level of risk coverage is held to represent a proper balance between the high quality of the loan portfolio and the continuing instability of the economic environment.

Compared to the end of September 2002, net non-performing loans (1,340 million euro compared to 1,436 in the corresponding period of 2002) fell by 6.7%, as did problem loans, restructured loans and loans in course of restructuring (1,407 million euro compared to 1,493 in 2002), which fell by 5.8%: coverage ratios were respectively 69.2% and 34.4%.

Coverage ratios remain good: both relationships (net non-performing loans/net loans to customers and problem loans and loans in course of restructuring/net loans to customers are 1.1%.

Net extraordinary charges were 211 million euro, against 171 million net revenues in 2002. The amount includes 363 million euro of provisions made for the extraordinary charges resulting from the use of the "Fondo di Solidarietà" for retirement incentives. The additional charge in the quarter (approximately 90 million euro) is due to the lengthening of the expiry for acceptances and new Cardine initiatives. Estimated personnel cost savings are thus approximately 200 million euro from 2005.

Net extraordinary charges were partially counterbalanced by 69 million euro from the sale of shareholdings, such as Finconsumo Banca (44 million) and 68 million euro of revenues from the use of funds for potential charges.

Gross income was 1.355 million euro (+22.6%), the tax rate 39.9%.

At the end of September 2003 the solvency ratios of the Group were estimated at 7.3% (tier 1 ratio) and 10.6% (total ratio).

At 7 November 2003 the SANPAOLO IMI share price was 9.914 euro, up by 59.9% from the beginning of the year.

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo
IMI assumes no responsibility to update any such forward-looking statements.

 INVESTOR RELATIONS
investor.relations@sanpaoloimi.com - Telefax +39 011 5552989
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Anna Monticelli (+39 011 5552526)

Reclassified consolidated statement of income

	First nine months 2003 (€/mil)	First nine months 2002 pro-forma(1) (€/mil)	Change first nine months 2003/ first nine months 2002 pro-forma (%)	2002 pro-forma(1) (€/mil)
NET INTEREST INCOME	2,889	2,817	+2.6	3,775

Net commissions and other net dealing revenues	2,234	2,097	+6.5	2,866
Profits and losses from financial transactions and dividends on shares	344	233	+47.6	300
Profits from companies carried at equity and dividends from shareholdings	196	239	-18.0	293

NET INTEREST AND OTHER BANKING INCOME	5,663	5,386	+5.1	7,234

Administrative costs	-3,489	-3,464	+0.7	-4,700
—personnel	-2,165	-2,136	+1.4	-2,888
—other administrative costs	-1,121	-1,136	-1.3	-1,551
—indirect duties and taxes	-203	-192	+5. 7	-261
Other operating income, net	244	262	-6.9	354
Adjustments to tangible and intangible fixed assets	-347	-359	-3.3	-521

OPERATING INCOME	2,071	1,825	+13.5	2,367

Adjustments to goodwill and merger and consolidation differences	-115	-127	-9.4	-218
Provisions and net adjustments to loans and financial fixed assets	-390	-764	-49.0	-1,426
—provisions for risks and charges	-108	-163	-33.7	-262
—adjustments to loans and provisions for guarantees and commitments	-296	-337	-12.2	-603
—net adjustments to financial fixed assets	14	-264	n.s.	-561

INCOME BEFORE EXTRAORDINARY ITEMS	1,566	934	+67.7	723

Net extraordinary income	-211	171	n.s.	321

INCOME BEFORE TAXES	1,355	1,105	+22.6	1,044

Income taxes for the period	-541	-498	+8.6	-463
Change in reserves for general banking risks	6	11	-45.5	363
Income attributable to minority interests	-34	-43	-20.9	-43

NET INCOME	786	575	+36.7	901

(1)
The pro forma consolidated balance sheet for the first nine months of 2002 and for the year 2002, which are unaudited, were prepared to enable consistent comparison with the consolidated financial statements at 30 September 2003. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of IMIWEB Bank and proportional consolidation of Finconsumo Bank, again from that date.

Quarterly analysis of the reclassified consolidated statement of income

	2003
				2002 pro forma(1)
			First quarter pro-forma(1) (€/mil)
	Third quarter (€/mil)	Second quarter (€/mil)		Fourth quarter (€/mil)	Third quarter (€/mil)	Second quarter (€/mil)	First quarter (€/mil)	Quarterly average (€/mil)
NET INTEREST INCOME	970	964	955	958	936	952	929	944

Net commissions and other net dealing revenues	806	730	698	769	681	704	712	717
Profits and losses from financial transactions and dividends on shares	77	183	84	67	19	128	86	75
Profits from companies carried at equity and dividends from shareholdings	57	90	49	54	55	135	49	73

NET INTEREST AND OTHER BANKING INCOME	1,910	1,967	1,786	1,848	1,691	1,919	1,776	1,809

Administrative costs	-1,160	-1,182	-1,147	-1,236	-1,142	-1,188	-1,134	-1,175
—personnel	-716	-732	-717	-752	-700	-728	-708	-722
—other administrative costs	-376	-382	-363	-415	-382	-389	-365	-388
—indirect duties and taxes	-68	-68	-67	-69	-60	-71	-61	-65
Other operating income, net	82	81	81	92	93	91	78	88
Adjustments to tangible and intangible fixed assets	-117	-120	-110	-162	-131	-116	-112	-130

OPERATING INCOME	715	746	610	542	511	706	608	592

Adjustments to goodwill and merger and consolidation differences	-35	-46	-34	-91	-40	-45	-42	-54
Provisions and net adjustments to loans and financial fixed assets	-70	-186	-134	-662	-454	-154	-156	-357
—provisions for risks and charges	-44	-37	-27	-99	-65	-53	-45	-66
—adjustments to loans and provisions for guarantees and commitments	-121	-107	-68	-266	-182	-58	-97	-151
—net adjustments to financial fixed assets	95	-42	-39	-297	-207	-43	-14	-140

INCOME BEFORE EXTRAORDINARY ITEMS	610	514	442	-211	17	507	410	181

Net extraordinary income	-39	-214	42	150	34	81	56	80

INCOME BEFORE TAXES	571	300	484	-61	51	588	466	261

Income taxes for the period	-219	-128	-194	35	-78	-247	-173	-116
Change in reserves for general banking risks	6	—	—	352	13	-2	—	-91
Income attributable to minority interests	-13	-12	-9	—	-14	-15	-14	-11

NET INCOME	345	160	281	326	-28	324	279	225

(1)
The pro forma data, which are unaudited, were prepared to enable consistent comparison. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, the exclusion from the area of full consolidation of IMIWEB Bank and proportional consolidation of Finconsumo Bank, again from that date, as well as, for the first quarter 2002, the full consolidation of the ex Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

Reclassified consolidated balance sheet

	30/9/2003 (€/mil)	30/9/2002 pro forma(1) (€/mil)	Change 30/9/03- 30/9/02 pro-forma (%)	31/12/2002 pro-forma(1) (€/mil)
ASSETS
Cash and deposits with central banks and post offices	968	1,124	-13.9	1,508
Loans	144,654	147,096	-1.7	150,117
—due from banks	18,794	22,289	-15.7	22,268
—loans to customers	125,860	124,807	0.8	127,849
Dealing securities	23,841	23,293	2.4	19,217
Fixed assets	9,869	10,068	-2.0	9,615
—investment securities	3,310	3,138	5.5	2,920
—equity investments	4,021	4,091	-1.7	4,015
—intangible fixed assets	366	406	-9.9	433
—tangible fixed assets	2,172	2,433	-10.7	2,247
Differences arising on consolidation and on application of the equity method	992	1,148	-13.6	1,080
Other assets	23,127	23,145	-0.1	23,304

Total assets	203,451	205,874	-1.2	204,841

LIABILITIES
Payables	161,072	164,721	2.2	162,513
—due to banks	27,105	27,104	+0.0	24,629
—due to customers and securities issued	133,967	137,617	-2.7	137,884
Provisions	4,070	4,333	-6.1	3,844
—for taxation	755	1,219	-38.1	681
—for termination indemnities	985	975	+1.0	967
—for risks and charges	2,021	1,792	+12.8	1,848
—for pensions and similar	309	347	-11.0	348
Other liabilities	20,767	19,809	+4.8	20,983
Subordinated liabilities	6,484	6,210	+4.4	6,605
Minority interests	298	437	-31.8	342
Shareholders' equity	10,760	10,364	+3.8	10,554

Total liabilities	203,451	205,874	-1.2	204,841

(1)
The pro forma consolidated balance sheet for the first nine months of 2002 and for the year 2002, which are unaudited, were prepared to enable consistent comparison with the consolidated financial statements at 30 September 2003. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of IMIWEB Bank and proportional consolidation of Finconsumo Bank, again from that date.

Quarterly analysis of the reclassified consolidated balance sheet

	2003			2002 pro-forma(1)
	30/9 (€/mil)	30/6 (€/mil)	31/3 pro-forma(1) (€/mil)	31/12 (€/mil)	30/9 (€/mil)	30/6 (€/mil)	31/3 (€/mil)
ASSETS
Cash and deposits with central banks and post offices	968	980	973	1,508	1,124	1,098	1,512
Loans	144,654	151,344	153,064	150,117	147,096	148,044	148,827
—due from banks	18,794	21,129	23,742	22,268	22,289	23,046	21,597
—loans to customers	125,860	130,215	129,322	127,849	124,807	124,998	127,230
Dealing securities	23,841	24,805	20,715	19,217	23,293	24,696	25,306
Fixed assets	9,869	9,804	10,121	9,615	10,068	10,639	11,707
—investment securities	3,310	3,369	3,475	2,920	3,138	3,662	3,950
—equity investments	4,021	3,860	4,044	4,015	4,091	4,043	4,754
—intangible fixed assets	366	372	404	433	406	426	447
—tangible fixed assets	2,172	2,203	2,198	2,247	2,433	2,508	2,556
Differences arising on consolidation and on application of the equity method	992	1,027	1,055	1,080	1,148	1,195	1,175
Other assets	23,127	26,645	22,359	23,304	23,145	23,003	23,175

Total assets	203,451	214,605	208,287	204,841	205,874	208,675	211,702

LIABILITIES
Payables	161,072	165,842	167,389	162,513	164,721	167,679	169,550
—due to banks	27,105	28,597	28,117	24,629	27,104	30,468	33,216
issued	133,967	137,245	139,272	137,884	137,617	137,211	136,334
Provisions	4,070	3,718	3,958	3,844	4,333	4,218	4,635
—for taxation	755	460	873	681	1,219	1,099	1,445
—for termination indemnities	985	971	971	967	975	995	998
—for risks and charges	2,021	1,939	1,766	1,848	1,792	1,776	1,817
—for pensions and similar	309	348	348	348	347	348	375
Other liabilities	20,767	27,546	19,237	20,983	19,809	19,780	19,659
Subordinated liabilities	6,484	6,784	6,533	6,605	6,210	6,147	5,785
Minority interests	298	292	354	342	437	445	805
Shareholders' equity	10,760	10,423	10,816	10,554	10,364	10,406	11,268

Total liabilities	203,451	214,605	208,287	204,841	205,874	208,675	211,702

(1)
The pro forma data, which are unaudited, were prepared to enable consistent comparison. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, the exclusion from the area of full consolidation of IMIWEB Bank and proportional consolidation of Finconsumo Bank, again from that date, as well as, for the first quarter 2002, the full consolidation of the ex Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

Date: November 12, 2003

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